Exhibit 2.2

ASSET PURCHASE AND SALE AGREEMENT

by and between

AVANEX CORPORATION

as Buyer

and

ESSEX CORPORATION

as Seller

Dated as of July 2, 2007

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4.18 Environmental Matters	20
4.19 Brokers or Finders	21
4.20 Representations Complete	21

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER	21

5.1 Organization, Good Standing and Qualification	21
5.2 Authority	21
5.3 Brokers or Finders	22
5.4 Consents	22
5.5 No Conflict	22

ARTICLE VI COVENANTS AND AGREEMENTS	22

6.1 Further Assurances; Reasonable Efforts; Post-Closing Cooperation	22
6.2 Public Announcements	23
6.3 Non-Transferable Assets	23
6.4 Post Closing Tax Covenants	24
6.5 Non-Competition Obligation	25
6.6 Employee Matters	27
6.7 Preservation of Books and Records	28
6.8 Additional Intellectual Property Rights	29
6.9 No Retention of Assets	29
6.10 Sublease Agreement; Transition Services; MTA Services	29
6.11 Mail; Payments	31
6.12 Confidentiality	31
6.13 Import Compliance	31

ARTICLE VII SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION	32

7.1 Survival of Representations, Warranties, Covenants and Agreements	32
7.2 Indemnification	32

ARTICLE VIII GENERAL	35

8.1 No Third Party Beneficiaries	35
8.2 Notices	35
8.3 Binding Effect	36

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8.4 Entire Agreement; Modification; Waiver	36
8.5 Dispute Resolution	37
8.6 Attorneys’ Fees	38
8.7 Expenses	38
8.8 Construction; Jurisdiction	38
8.9 Assignment	38
8.10 Relationship	38
8.11 Remedies	38
8.12 Counterparts	38
8.13 Severability	39
8.14 Interpretation, Rules of Construction	39
8.15 Headings	39
8.16 Bulk Transfer Laws	39
8.17 Waiver of Jury Trial	39

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Index of Exhibits

Exhibit A Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B Wire Instructions
Exhibit C Form of Sublease Agreement
Exhibit D Transferred Employees

-iv-

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of July 2, 2007 by and between Avanex Corporation, a Delaware corporation (“Buyer”) and Essex Corporation, a Virginia corporation (“Seller”), a wholly owned subsidiary of Northrop Grumman Space and Mission Systems Corporation, an Ohio corporation.

RECITALS

A. Seller is currently engaged in the business of designing, developing, manufacturing and selling optical transceivers for digital telecom and datacom commercial applications, specifically the MSA 300-pin transponders and the XFP transceivers, but excluding the Microwave Transmitter Assembly (“MTA”) product, through Seller’s Commercial Communications Products Division located and operated in Seller’s facility at 1235 Evans Road (First Floor), Melbourne, FL, (the “Business”).

B. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets of the Business, upon the terms and conditions set forth herein (the “Asset Acquisition”).

NOW, THEREFORE, in consideration of the covenants, representations, warranties and mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Capitalized Terms. The following capitalized terms shall have the meanings set forth below:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person, but only so long as such control exists. For purposes of this definition, “control” shall mean direct or indirect ownership of more than fifty percent (50%) of the shares of a Person that is a corporation entitled to vote in the election of directors (or, in the case of a Person that is not a corporation, for the election of the corresponding managing authority).

(b) “Allocation” shall have the meaning set forth in Section 3.6.

(c) “Ancillary Agreements” means the Sublease Agreement and the Bill of Sale and Assignment and Assumption Agreement.

(d) “Asset Acquisition” shall have the meaning set forth in the recitals hereto.

(e) “Assets” shall have the meaning set forth in Section 2.1.

(f) “Assumed Liabilities” shall have the meaning set forth in Section 2.3.

(g) “Bill of Sale and Assignment and Assumption Agreement” shall mean the Bill of Sale and Assignment and Assumption Agreement attached hereto as Exhibit A.

(h) “Books and Records” shall have the meaning set forth in Section 2.1(f).

(i) “Business” shall have the meaning set forth in the recitals hereto.

(j) “Buyer Benefits Plan” shall have the meaning set forth in Section 6.6.

(k) “Closing” shall have the meaning set forth in Section 3.1.

(l) “Closing Date” shall have the meaning set forth in Section 3.1.

(m) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(n) “Competitive Business Activity” shall mean (i) the design, development, manufacture and sale of optical transceivers that are directly competitive with the Transferred Products and (ii) the sale to a Competitor of any designs of any products that are competitive with Transferred Products.

(o) “Competitor” shall mean any of the following Persons: Bookham, Inc.; Civcom Inc.; Coreoptics GmbH; EGtran Corporation; Emcore Corporation; Fiberxon, Inc.; Finisar Corporation; Fujitsu Limited; Intel Corporation; JDS Uniphase Corporation; Millitech, Inc.; NeoPhotonics Corporation; Oplink Communications, Inc.; Opnext, Inc.; Optium Corporation; Pirelli & C.S.p.a.; and Sumitomo Electric Industries, Ltd.

(p) “Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other material arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including, without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by Seller or any ERISA Affiliate for the benefit of any Transferred Employee, or with respect to which Seller or any ERISA Affiliate has or may have any liability or obligation to any Transferred Employee.

(q) “Employment Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between Seller or any ERISA Affiliate and any Transferred Employee.

(r) “Employment Liabilities” shall mean any and all claims, debts, liabilities, commitments and obligations, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever or however arising, including all costs and expenses relating thereto arising under law, rule, regulation, permit, action or proceeding before any Governmental Entity, order or consent decree or any award of any arbitrator of any kind relating to any Employee Plan or otherwise relating to a Transferred Employee or any other current or former employee of Seller or any ERISA Affiliate and his or her employment with Seller or any ERISA Affiliate.

(s) “Employment Liabilities of Transferred Employees” shall mean accrued vacation of Transferred Employees.

(t) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(u) “ERISA Affiliate” shall mean each subsidiary of Seller and any other person or entity under common control with Seller or any of its subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(v) “Evans Road Facility” shall mean Seller’s facility where the Business is operated at 1235 Evans Road (First Floor), Melbourne, FL.

(w) “Excluded Assets” shall have the meaning set forth in Section 2.2.

(x) “Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

(y) “Hazardous Material” shall mean any material amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws but excluding office and janitorial supplies properly and safely maintained.

(z) “Indemnification Notice” shall have the meaning set forth in Section 7.2.

(aa) “Indemnified Party” shall have the meaning set forth in Section 7.2.

(bb) “Intellectual Property” shall mean (i) all patents, inventions, invention disclosures, certificates of invention, utility models, copyrights, works of authorship, mask works, domain names, uniform resource locators and website addresses, trade names, trademarks and services marks, trade secrets, all moral and economic rights of authors and inventors, including any of the foregoing existing anywhere in the world and all goodwill associated with any of the foregoing throughout the world, now or hereafter, and (ii) technology and business information, including without limitation plans, ideas, industrials designs, information, research and development, know-how, show-how, methods, processes, procedures, techniques, files, formulae, improvements, patterns, compilations, compositions, manufacturing and production processes and techniques, databases and data collections, technical data, designs, design rules, devices, documentation, manuals, drawings, prototypes, schematics, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, breadboards, netlists, test methodologies, and hardware development tools, all programs, software, firmware, algorithms and routines (including without limitation data and related documentation), all rights, including rights of privacy and publicity, to use the names, likenesses and other personal characteristics of any individual, design rights, all other proprietary rights and any similar, corresponding or equivalent rights to any of the foregoing in (i) or (ii) existing anywhere in the world, and all tangible copies and embodiments of any of the foregoing in (i) or (ii) (in whatever form or medium) existing in any part of the world, and (iii) the right to enforce and get damages for past and future claims of misappropriation, violation or infringement.

(cc) “Inventories” shall mean all inventory, unshipped Transferred Products, merchandise, goods, works-in-progress and raw materials maintained, held or stored by or for Seller exclusively or primarily of the Business, and any prepaid deposits for any of the same.

(dd) “IRS” shall mean the Internal Revenue Service and its successors.

(ee) “Knowledge” shall mean in the case of an individual that he or she will be deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact or other matter or would be expected to be aware of such fact or matter after due inquiry. When used with respect to the Seller, Knowledge means the Knowledge of the individuals listed on Schedule 1.1(ee) attached hereto.

(ff) “Liability” shall mean any liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred or consequential or due or to become due), including any liability for Taxes.

(gg) “Lien” shall mean any mortgage, pledge, lien, security interest, charge, claim, equity, encumbrance, restriction on transfer, capital lease, but shall not include any liens for property taxes that are not yet due and payable.

(hh) “Material Adverse Effect” shall mean any event, condition, occurrence, circumstance, change in, or effect on, the Business that, individually or in the aggregate with any other such effects on the Business (i) is, or could be, materially adverse to the business, operations, Assets, relationships with the Transferred Employees, Transferred Products, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Business, or (ii) could materially adversely affect the ability of Buyer to operate or conduct the Business in the manner in which it is currently operated or conducted by Seller.

(ii) “Multiemployer Plan” shall mean any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(jj) “MTA” shall have the meaning as set forth in the recitals herein.

(kk) “Non-Transferable Assets” shall have the meaning set forth in Section 6.3(a).

(ll) “Pension Plan” shall mean each Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(mm) “Party” shall mean Buyer or Seller.

(nn) “Parties” shall mean, collectively, Buyer and Seller.

(oo) “Permits” shall mean approvals, permits, licenses, clearances and consents.

(pp) “Permitted Liens” means any (i) Liens in respect of Taxes the validity of which is being contested in good faith by appropriate proceedings or Liens in respect of Taxes not yet due and payable; (ii) mechanics’, carriers’, workmen’s, repairment’s or other like Liens arising or incurred in the ordinary course of business; and (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties which are contracts entered into in connection with the Business; in each case with respect to clauses (i), (ii), and (iii), as listed on Schedule 1.1(pp) attached hereto.

(qq) “Person” shall mean an individual, partnership, firm, corporation, association, joint venture, trust, unincorporated organization or other entity, including any

Governmental Entity or any department, agency or political subdivision thereof and any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(rr) “Purchase Price” shall mean U.S. $1,800,000 for the Assets and U.S. $200,000 for the Sublease, for the total sum of U.S. $2,000,000.

(ss) “Receivables” shall mean any and all accounts receivable from customers arising from the sale of the Transferred Products by Seller and/or its subsidiaries prior to the Closing Date.

(tt) “Registered IP” shall mean all United States, international and foreign: (i) patents; (ii) registered trade names, trademarks and service marks; (iii) registered copyrights and mask works; (iv) domain names, uniform resource locators and website addresses; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

(uu) “Retained Liabilities” shall have the meaning set forth in Section 2.4.

(vv) “Straddle Period Taxes” shall have the meaning set forth in Section 6.4(c).

(ww) “Sublease Agreement” shall mean the Sublease Agreement attached hereto at Exhibit C.

(xx) “Tax” or, collectively, “Taxes,” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, as well as public imposts, fees, and social security charges (including but not limited to health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(yy) “Transfer Taxes” shall have the meaning set forth in Section 3.4.

(zz) “Transferred Agreements” shall mean those agreements between Seller) and a third party listed on Section 2.1(b) of the Seller Disclosure Schedules.

(aaa) “Transferred Employees shall mean those Employees listed on Exhibit D attached hereto.

(bbb) “Transferred Intellectual Property” shall have the meaning set forth in Section 2.1(a) of this Agreement.

(ccc) “Transferred Inventories” shall mean the Inventories as set forth on Section 2.1(d) of the Seller Disclosure Schedules.

(ddd) “Transferred Products” means the MSA 300-pin transponders and the XFP MSA transceivers designed, developed, manufactured and sold by the Business or currently under design or development, and any predecessor or successor products thereto.

(eee) “Transferred Purchase Orders” shall mean those open purchase orders of Seller existing on or prior to the Closing Date and set forth on Section 2.1(c) of the Seller Disclosure Schedules.

(fff) “Transferred Tangible Property” shall mean the tangible property set forth on Section 2.1(e) of the Seller Disclosure Schedules.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller hereby irrevocably sells, conveys, transfers, delivers, and assigns (or causes to be sold, conveyed, transferred, delivered and assigned) to Buyer, free and clear of all Liens (other than Permitted Liens), and Buyer hereby purchases from Seller all of Seller’s right, title and interest in and to the assets and properties owned by Seller and used or held exclusively or primarily in the conduct of the Business (the “Assets”), including without limitation the following assets (but specifically excluding the Excluded Assets):

(a) All Intellectual Property owned by Seller and used exclusively or primarily for the conduct of the Business as currently conducted, including without limitation the Transferred Products (the “Transferred Intellectual Property”);

(b) the Transferred Agreements;

(c) the Transferred Purchase Orders;

(d) all Transferred Inventories;

(e) all Transferred Tangible Property;

(f) all materials, papers and records (in paper or electronic format) in Seller’s care, custody, or control employed by Seller and used or held exclusively or primarily in the conduct of the Business, including but not limited to the purchasing, sales and materials authorization records, testing records for all Transferred Products, customer and vendor lists, product documentation, product specifications, marketing requirement documents, end user documentation, packaging materials, brochures, user manuals, graphics, artwork and software release orders (collectively, “Books and Records”);

(g) all other assets owned by Seller used exclusively or primarily in the operation of the Business (other than the Excluded Assets, as defined below); and

(h) all other goodwill of the Business.

2.2 Excluded Assets

Excluded Assets are not part of the transactions contemplated hereby and shall remain the assets and properties of the Seller after the Closing and the Seller may take, or cause to be taken, any action with respect to the Excluded Assets, notwithstanding any provisions herein. For purposes of this Agreement, “Excluded Assets” means the following:

(a) all assets and properties that relate exclusively or primarily to any business or businesses of Seller or its Affiliates other than the Business;

(b) Seller’s trade names and common law names, including the “Essex,” “EssexEdge,” “Adaptive Optics Associates,” “Adaptive Optics” and “Northrop Grumman” names and any trade names and common law names of any of Seller’s Affiliates, and all related or associated trade names, trade name rights, trademarks, trademark rights, service marks and copyrights and all registrations and applications pending therefore, subject to Section 6.8 herein;

(c) all rights to refunds and credits of Taxes paid by the Seller;

(d) all data and records, in whatever media retained or stored, to the extent relating to Tax liabilities, potential Tax liabilities, or refunds of Taxes relating to the Business;

(e) all consideration received by, and all rights of, Seller pursuant to this Agreement and the Agreement;

(f) all assets that relate to any Employee Plan;

(g) any assets or properties set forth on Section 2.2(g) of the Seller Disclosure Schedules;

(h) all bank accounts of Seller;

(i) except for the Transferred Agreements, any rights under current contracts of the Business;

(j) all Intellectual Property, tangible property and Inventory used exclusively or primarily by the MTA product of Seller’s Commercial Communications Products Division;

(k) all cash or cash equivalents relating to the Business as of the Closing;

(l) all Receivables that relate to the Business as of the Closing;

(m) all real property, whether owned or leased, used in the Business; and

(n) except for the Transferred Tangible Property, all equipment, whether owned or leased, used in the manufacturing of the Transferred Products.

2.3 Assumption of Certain Liabilities.

In connection with the sale, transfer, conveyance, assignment and delivery of the Assets pursuant to this Agreement, on the terms and subject to the conditions of this Agreement, Buyer shall, on the Closing Date, assume and agree to pay, perform, and discharge when due the following obligations of Seller arising in connection with the operation of the Business, as the same shall exist on the Closing Date, only those Liabilities (the “Assumed Liabilities”) that:

(a) are the responsibility of Buyer pursuant to the terms of this Agreement and the Ancillary Agreements;

(b) arise in respect of Buyer’s ownership, conduct or operation of the Assets of the Business on and after the Closing;

(c) are pursuant to the Transferred Purchase Orders and Transferred Agreements;

(d) are the Employment Liabilities of Transferred Employees and

(e) any Loss or other liability arising from or relating to any third party claims against Buyer made in connection with the matter disclosed in Section 4.9(g) of the Seller Disclosure Schedules.

Buyer shall not assume any Liabilities of Seller except for those that Buyer expressly assumes pursuant to this Section 2.3.

2.4 Retained Liabilities

Seller shall retain and be responsible for paying, performing and discharging when due, and Buyer shall not assume or have any responsibility for, all Liabilities of Seller, as the case may be, as of the Closing Date other than the Assumed Liabilities (the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities shall include, without limitation, any Liability (other than an Assumed Liability) arising prior to the Closing from or related to:

(a) the operations of Seller and/or its Affiliates, or the ownership, design, development, manufacture and sale of the Transferred Products and the Assets by Seller and/or its Affiliates, including without limitation any claims or allegations of misappropriation, violation or infringement of Intellectual Property arising out of or relating to Seller’s conduct of the Business prior to Closing. For the avoidance of doubt, Retained Liabilities shall not include any Loss or other liability arising in connection with the matter disclosed at Section 4.9(g) of the Seller Disclosure Schedules;

(b) Employment Liabilities of Seller and/or its Affiliates, including but not limited to all severance costs resulting from the termination of employment of all employees of Seller who are not Transferred Employees, but other than Employment Liabilities of Transferred Employees;

(c) the violation or alleged violation of any law, including but not limited to laws relating to civil rights, health, safety, labor, discrimination, and protection of the environment;

(d) claims of creditors of Seller;

(e) claims relating to the release, generation, disposal, sale or distribution by Seller of any Hazardous Material or any product containing Hazardous Material at any site, location or facility, including the Evans Road Facility;

(f) any obligation of Seller and/or its Affiliates to indemnify any Person;

(g) any Taxes of Seller and/or its Affiliates and any Taxes attributable to Seller’s operation of the Business or use or ownership of the Assets or Transferred Products for all taxable periods (or portions thereof) ending on or prior to the Closing Date, including any Transfer Taxes and Straddle Period Taxes that are the responsibility of Seller under this Agreement;

(h) any Liability under any employment, severance, retention or termination agreement entered into between Seller and any Transferred Employee;

(i) accounts payable by Seller and/or its Affiliates in connection with the Assets arising from the Transferred Agreements or Transferred Intellectual Property on or prior to the Closing Date, except as specifically assumed by Buyer under the Transferred Agreements or Transferred Intellectual Property; and

(j) any action or proceeding involving Seller and/or its Affiliates.

ARTICLE III

CLOSING; PURCHASE PRICE

3.1 Closing. Subject to the terms and conditions of this Agreement, the closing hereunder (the “Closing”) shall take place telephonically and via facsimile or other electronic means effective at 11:59 p.m. Eastern Daylight Time on the date hereof (the “Closing Date”). At the Closing:

(a) Seller shall deliver to Buyer:

(i) duly executed copies of the Agreement;

(ii) duly executed copies of the Ancillary Agreements;

(iii) the Assets; and

(iv) any required third party consents to the transfer and assignment of the Transferred Agreements and Transferred Purchase Orders to Buyer;

(b) Buyer shall deliver to Seller:

(i) duly executed copies of the Agreement;

(ii) duly executed copies of the Ancillary Agreements; and

(iii) the Purchase Price to the account specified on Exhibit B.

Seller and Buyer shall take such other actions and execute and deliver any other agreements or documents reasonably necessary to complete the transactions contemplated hereby.

3.2 Payment of Purchase Price. Payment of the Purchase Price shall be in U.S. dollars, and shall be made on the Closing Date by wire transfer of immediately available funds to an account specified by Seller on Exhibit B.

3.3 Transferred Employees. Buyer shall have entered into written employment offer letters with the Transferred Employees, to be effective upon the Closing Date and on employment terms, including compensation and benefits that are no less favorable in the aggregate than those provided under Seller’s compensation and benefit plans, programs, policies, practices, and arrangements in effect at the Closing to the Transferred Employees. Each Transferred Employee shall have accepted and executed such written employment offer letter and shall become an employee of Buyer immediately following the Closing and shall cease to be an employee of Seller at such time.

3.4 Transfer Taxes. Seller shall be liable for and shall pay when due (and shall indemnify Buyer against), any and all sales, use, excise, VAT, registration, stamp, value-added, transfer or other taxes (“Transfer Taxes”), if any, incurred, imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated thereby. Seller covenants and agrees that it shall cause the full amount of the Transfer Taxes to be paid to the relevant tax authorities as soon as practicable and in no event later than ninety (90) calendar days following the Closing Date. Seller and Buyer shall cooperate with each other to the extent reasonably requested and legally permitted to minimize the amount of any Taxes imposed upon the sale of the Assets to Buyer or the assumption of the Assumed Liabilities by Buyer. Such cooperation shall include but not be limited to (i) the delivery of appropriate resale certificates by Buyer and (ii) the Parties obtaining any applicable exemption certificates. Upon prior notice to Seller, Buyer shall be entitled to pay, or cause to be paid, any Transfer Tax and seek reimbursement from Seller, plus interest, to the extent a failure to pay such Transfer Tax would result in a Lien on the Assets or would otherwise adversely affect the Business.

3.5 Preservation of the Assets. Seller hereby agrees to take all actions that are either commercially reasonable or which are otherwise consistent with past practices to preserve the value and integrity of the Assets prior to the transfer of the Assets to Buyer pursuant to this Agreement.

3.6 Allocation of Purchase Price. Buyer shall, within sixty (60) calendar days after the Closing Date, deliver to Seller an allocation of U.S. $1,800,000 of the Purchase Price, plus the amount of the Assumed Liabilities to the extent properly taken into account under Section 1060 of the Code, among the Assets and the services to be provided pursuant to Section 6.10(a) hereof (the “Allocation”). The Allocation shall be conclusive and binding upon Buyer and Seller for all purposes, and unless a Party obtains the prior written consent of the other, the Parties agree that all returns and reports (including IRS Form 8594) and all financial statements shall be prepared in a manner consistent with (and the Parties shall not otherwise file a tax return position inconsistent with) the Allocation unless required by the IRS or any other applicable taxing authority. Each Party shall promptly advise the other of the existence of any Tax audit, controversy or proceeding related to the Allocation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as specifically disclosed in the disclosure schedule attached hereto (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, as follows:

4.1 Organization, Good Standing and Qualification. Seller is a corporation duly organized, validly existing, and in good standing under the laws of Virginia. Seller has all necessary corporate power and authority to own the Business and the Assets. Seller is in good standing in all jurisdictions in which the nature of the Business makes such qualification necessary.

4.2 Authority. Seller has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and, subject to satisfaction of the conditions set forth herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller, its shareholders or its Affiliates and no further action is required on the part of Seller, to authorize the Agreement and the transactions contemplated hereby. This Agreement has been, and upon their execution the Ancillary Agreements will be, duly executed and delivered by Seller, and this Agreement constitutes, and upon their execution the Ancillary Agreements will constitute, legal, valid and binding obligations of Seller, enforceable in accordance with their respective terms, subject to the effect of applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors and the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies.

4.3 No Conflict. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements does not or will not, and the consummation by the Seller of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under (a) any provision of the organizational documents of Seller, (b) any mortgage, lease, indenture, contract or other agreement or instrument, permit, concession, franchise or license to which Seller is a party or any of the Assets are subject, or (c) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Assets.

4.4 Consents and Approvals. Except as set forth in Section 4.4 of the Seller Disclosure Schedules, no material consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity which has not been obtained or made by Seller is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated hereby or thereby.

4.5 Restrictions on Transaction. There is no agreement (not to compete or otherwise), commitment, proceeding, judgment, settlement, injunction, stipulation, order or decree (i) to which Seller is a party binding upon the Assets which has or may have the effect of prohibiting the Asset Acquisition or impairing the use of the Assets by Buyer after the Closing, or (ii) that restricts in any manner (including without limitation by requiring payment for) the use, transfer or licensing of any Assets or that may affect the validity or enforceability of any Assets.

4.6 Title to Assets. Except as set forth in Section 4.6 of the Seller Disclosure Schedules, Seller has good, exclusive and marketable title to all of the Assets, and a valid leasehold interest in the Evans Road Facility, free and clear of any title defects or objections or Liens (including liens for Taxes but excluding Permitted Liens). Seller has the complete and unrestricted power and unqualified rights to sell, assign, transfer, convey and deliver the Assets to Buyer without penalty or other adverse consequences. Following the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and the execution of the instruments of transfer contemplated by this Agreement and the Ancillary Agreements, Buyer will own, with good, valid and marketable title, or lease, under valid and subsisting leases, or otherwise acquire the interests of Seller in the Assets, free and clear of any Liens, and without incurring any penalty or other adverse consequence, including, without limitation, any increase in rentals, royalties, or license or other fees imposed as a result of, or arising from, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. The tangible assets of Seller included with the Assets are in good condition and repair, subject to normal wear and tear. Buyer shall be able to use the Assets and exercise, and enjoy the benefits of, the Assets in substantially the same manner as Seller.

4.7 Inventories

(a) The Inventories were purchased, acquired or produced in the ordinary course of business and in a manner consistent with Seller’s regular inventory practices and are set forth on Seller’s Books and Records in accordance with the practices and principles of Seller consistent with the method of treating such items in prior periods;

(b) the Inventories do not consist of any items held on consignment;

(c) with respect to the Business, Seller is not under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of its customers other than in the ordinary course of business consistent with past practice;

(d) channel Inventories are of a level consistent with past business practices and no clearance or extraordinary sale of Inventories has been conducted; and

(e) Inventories are in a condition such that they can be sold in the ordinary course of business consistent with past practice.

4.8 Suppliers. Listed in Section 4.8(i) of the Seller Disclosure Schedules are the names and addresses of the top ten suppliers of raw materials, supplies, merchandise and other goods for the Business (by revenue) for the twelve-month period ended March 31, 2007 and the amount for which each such supplier invoiced Seller during such period. Except as disclosed in Section 4.8(ii) of the Seller Disclosure Schedules, since March 31, 2007 Seller has not received any notice that any supplier listed on Section 4.8(i) of the Seller Disclosure Schedules will stop selling raw materials, supplies, merchandise and other goods to Seller for the Business.

4.9 Intellectual Property.

(a) Section 4.9(a) of the Seller Disclosure Schedule describes all material items of Transferred Intellectual Property.

(b) The Business does not exclusively or primarily use Registered IP. No government funding, facilities of a university, college, or other educational institution or research center or funding from third parties was used in the development of the Transferred Intellectual Property.

(c) Each item of Transferred Intellectual Property is valid and subsisting. Seller owns and has good, exclusive title to, each item of the Transferred Intellectual Property. Each item of the Transferred Intellectual Property is free and clear of any Lien other than Permitted Liens. Except as may be set forth in the Transferred Purchase Orders entered into in the ordinary course and consistent with past practices, no third party has any license, rights, title or interest in or to any of the Transferred Intellectual Property or any of Seller’s improvements thereto.

(d) Seller does not have any Knowledge that any Person is misappropriating, violating or infringing any Transferred Intellectual Property.

(e) Except with respect to the Transferred Agreements, no third party software is used in, incorporated into, integrated or bundled with, or used in the development or compilation (other than generally available commercial compilers) of, any Transferred Product. None of the software included within the Transferred Products has been incorporated into, or is otherwise a substantial part of, any other software of Seller or its Affiliates.

(f) Other than the Transferred Agreements, Transferred Purchase Orders and the agreements entered into with the Transferred Employees referred to in Section 4.9(h) below, there are no contracts, licenses or agreements to which Seller is a party, or otherwise, with respect to any Transferred Intellectual Property or Transferred Products.

(g) Except as set forth in Section 4.9(g) of the Seller Disclosure Schedules and to the Knowledge of Seller, neither (x) the Business as currently conducted , including without limitation the making, having made, using, selling, offering for sale, import, licensing, distribution or other exploitation of the Transferred Products, nor (y) the Assets: (i) infringes, violates or misappropriates any Intellectual Property rights (including without limitation any Registered IP) of any Person; (ii) violates the rights of privacy or publicity of any Person; or (iii) constitutes unfair competition or trade practices under the laws of any jurisdiction. Seller has not received written notice from any Person claiming that the Transferred Products or Transferred Intellectual Property are invalid, infringe, violate or misappropriate the rights of any Person or that the Business as currently conducted constitutes unfair competition or trade practices under the laws of any jurisdiction.

(h) Seller has taken all reasonable steps to protect its respective rights in confidential information and trade secrets related to the Assets, Transferred Products or the Business. All of the trade secrets relating to the Assets, Transferred Products or the Business are presently valid and protectable, are not part of the public domain, and have not been used by, divulged to, or appropriated for the benefit of, any Person other than Seller. All present or former employees, consultants and contractors having knowledge of or access to confidential information or trade secrets of the Business, or who have contributed to the design or development of Transferred Products, have entered into a written assignment of proprietary rights and confidentiality agreements substantially in the form(s) attached in Section 4.9(h) of the Seller Disclosure Schedule.

(i) Except as set forth in the Transferred Agreements, neither Seller nor, after Closing, Buyer, is required to make or accrue any payment to any third party in connection with any of the Assets, Transferred Products or the Business as currently conducted and proposed by Seller to be conducted.

(j) The Transferred Intellectual Property constitute all Intellectual Property owned by Seller or that is currently used in, or that would be misappropriated, violated or infringed by, the design, development, manufacture and sale of the Transferred Products.

(k) Seller is not obligated with respect to the Assets to provide any source code to any third party or the release of any source code from any escrow to any third party.

(l) Seller has secured any export licenses that are necessary or appropriate for the export of the Transferred Products under applicable law.

4.10 Business Changes. Since March 31, 2007, except as otherwise contemplated by this Agreement, there have been no changes in the condition (financial or otherwise) of the Business which, in the aggregate, have had or may be reasonably expected to have a Material Adverse Effect. To Seller’s Knowledge, there are no circumstances which are likely to cause a Material Adverse Effect.

4.11 Taxes.

(a) Seller has prepared and timely filed all required federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to any and all Taxes concerning or attributable to Seller’s ownership of the Assets or operation of the Business and such Returns are true and correct and have been completed in accordance with applicable law except for failures to file or inaccuracies or omissions which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Seller (i) has paid all Taxes it is required to pay attributable to or imposed with respect to operations of the Business or ownership of the Assets and (ii) has withheld or paid with respect to its employees (and timely paid over any withheld amounts to the appropriate taxing authority) all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

(c) With respect to operations of the Business or ownership of the Assets, Seller has not been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against Seller, nor has Seller executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) To the extent relevant to the Assets or Buyer’s use of the Assets, (i) no audit or other examination of any Return of Seller is in progress, nor has Seller been notified of any request for such an audit or other examination, (ii) no adjustment relating to any Return of Seller has been proposed formally or, to the Knowledge of Seller, informally by any tax authority to Seller or any representative thereof; and (iii) no claim has ever been made by an authority in a jurisdiction where Seller does not file Returns that it is or may be subject to taxation by that jurisdiction.

(e) There are, and immediately following the Closing, there will be, no Liens on the Assets relating to or attributable to Taxes other than Permitted Liens.

(f) Seller does not know of any basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the Assets or adversely affect Buyer.

4.12 Litigation. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of Seller, threatened against Seller or its Affiliates which relates to the Transferred Products, Business or the Assets. There are no judicial or administrative actions, claims, suits, proceedings or investigations pending or threatened (a) relating to the Transferred Employees, or (b) that have had or could reasonably be expected to have a Material Adverse Effect, nor to the Knowledge of the Seller, is there any basis for any such action, claim, suit proceeding or investigation.

4.13 Power of Attorney. There are no outstanding powers of attorney executed on behalf of Seller in respect of the Assets.

4.14 Agreements and Contracts.

(a) Each of the Transferred Agreements is a legal, binding and enforceable obligation of Seller. To Seller’s Knowledge, no party to any Transferred Agreement or to the lease for the Evans Road Facility is in default thereunder or has breached any term or provision thereof.

(b) Seller has performed, or is now performing, the obligations of, and is not in default in respect of, any contract, commitment or agreement binding upon it or its assets or properties, related to the Assets or the Business, including without limitation the Transferred Agreements. Seller has not received notice of any claim, dispute, or controversy or of any alleged nonperformance, delay in delivery or other noncompliance by Seller with respect to the Transferred Agreements. Except as set forth in Section 4.14(b) of the Seller Disclosure Schedules, Seller has the full and unencumbered right to assign, convey and transfer to Buyer all of its rights in and under the Transferred Agreements without obtaining the consent of any third party, without any breach of the Transferred Agreements and without incurring, or causing Buyer to incur, any obligation to any third party, including without limitation any payment obligation, other than the current obligations of Seller under the Transferred Agreements. To the Knowledge of Seller, there are no facts indicating that any of the Transferred Agreements has been or is likely to be totally or partially terminated or suspended by the parties thereto.

(c) Except as set forth in Section 4.14(c) of the Seller Disclosure Schedules, Seller is not a party to, is not bound by and is not a beneficiary to:

(i) any Employment Agreement with any Transferred Employee or consulting or sales agreement, contract or commitment with a firm or other organization relating to any Person who is performing services on behalf of the Business;

(ii) any fidelity or surety bond or completion bond secured by the Assets;

(iii) any lease of personal property in connection with the Business or the Assets having a value in excess of $50,000 individually or $100,000 in the aggregate;

(iv) any agreement, contract or commitment relating to capital expenditures with respect to the Business or the Assets and involving future payments in excess of $50,000 individually or $100,000 in the aggregate;

(v) any agreement, contract or commitment relating to the licensing, sale or disposition of the Assets;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit secured by the Assets;

(vii) any purchase order or contract for the purchase of materials relating to the Business or the Assets involving in excess of $50,000 individually or $100,000 in the aggregate;

(viii) any construction contracts relating to the Business or the Assets;

(ix) any dealer, distribution, joint marketing or development agreement relating to the Business or the Assets;

(x) any sales representative, original equipment manufacturer, value added, remarketer, reseller, or independent software vendor, or other agreement for use or distribution of the Transferred Products, or services relating to the Business or the Assets; or

(xi) any other agreement, contract or commitment relating to the Business or the Assets that involves $50,000 individually or $100,000 in the aggregate or more and is not cancelable without penalty within thirty (30) calendar days.

4.15 Products Liability. There is no claim, action, suit, inquiry, proceeding or investigation by or before any court or Governmental Entity pending, or to Seller’s Knowledge, threatened against or involving Seller relating to any Transferred Product alleged to have been defective, or improperly designed or manufactured and involving in each instance more than $10,000 claimed against Seller, nor has Seller been notified of any facts or circumstances which could reasonably be expected to give rise to any such claim, action, suit inquiry, proceeding or investigation.

4.16 Compliance with Laws. The Business is being conducted in compliance in all material respects with all applicable laws of all Governmental Entities having jurisdiction over the Seller with respect to the Business. Other than as disclosed on Section 4.16 of the Seller Disclosure Schedule, Seller is not in receipt of any notices of violation with respect to, any foreign, federal, state or local statute, law or regulation with respect to the ownership of the Assets or the Business.

4.17 Transferred Employee Matters and Benefit Plans.

(a) Employee Plans. Section 4.17(a) of the Seller Disclosure Schedules contains a list of each Employee Plan. The Essex 401(k) Plan identified on Section 4.17(a) of the Seller’s Disclosure Schedules is the subject of a favorable determination or opinion letter from the IRS.

(b) No Pension Plans. Neither Seller nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, (A) (i) a Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, or (ii) a Multiemployer Plan in either case (B) with respect to which Buyer would be or could reasonably be expected to be subject to any Liability (including any indirect, contingent, secondary or successor liability).

(c) Labor. No work stoppage or labor strike against Seller or any ERISA Affiliate is pending or threatened with respect to the Transferred Employees. To the Knowledge of Seller there are no activities or proceedings of any labor union to organize any Transferred Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Seller, threatened relating to any labor, safety or discrimination matters involving any Transferred Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Seller. Seller is not a party to, or bound by, any collective bargaining agreement or union contract with respect to the Transferred Employees and no collective bargaining agreement is being negotiated with respect to the Transferred Employees.

(d) Employment Matters. Seller and each of its ERISA Affiliates is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to the Transferred Employees. There are no pending, or, to the Knowledge of Seller or any ERISA Affiliate, threatened claims or actions against Seller or any ERISA Affiliate under any worker’s compensation policy or long-term disability policy with respect to a Transferred Employee.

4.18 Environmental Matters.

(a) To its Knowledge, the Seller is in compliance with all and has not been in violation of any environmental laws applicable to its operation of the Business and the Evans Road Facility and has obtained and is in compliance with all Permits required by applicable environmental laws, except where failure to so comply would not individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 4.18(a) of the Seller Disclosure Schedules, no Hazardous Materials are present at the Evans Road Facility as a result of the actions of the Seller, or, to the Knowledge of the Seller, as a result of any actions of any third party.

(b) There are no pending or, to the Knowledge of the Seller, threatened claims, notices in connection with the Business or the Evans Road Facility (including, without limitation, notices that the Seller (with respect to the Business or the Evans Road Facility) is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site containing Hazardous Materials or other location allegedly used for the disposal of Hazardous Materials), suits, hearings, proceedings or liens with respect to environmental laws or Hazardous Materials, except for claims, notices, suits, hearings, proceedings, or liens described in Section 4.18(b) of the Seller Disclosure Schedules.

(c) Seller currently holds all environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of Seller’s Hazardous Material Activities in connection with the Business.

4.19 Brokers or Finders. Seller has not dealt with any broker, advisor, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement. Seller has not incurred, nor shall it incur, directly or indirectly, any liability for any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby

4.20 Representations Complete. None of the representations or warranties made by Seller (as modified by the Seller Disclosure Schedule), nor any statement made in any schedule, exhibit or certificate furnished by Seller in connection with this Agreement or the transactions contemplated thereby contains, or will contain at the Closing, any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as specifically disclosed in the disclosure schedule attached hereto (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, as follows:

5.1 Organization, Good Standing and Qualification. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Delaware. Buyer has all necessary corporate power and authority necessary to consummate the transactions contemplated hereby.

5.2 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and, subject to satisfaction of the conditions set forth herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer and no further action is required on the part of Buyer or its stockholders to authorize the Agreement, the Ancillary Agreements and the transactions contemplated hereby. This Agreement has been, and upon their execution the Ancillary Agreements will be, duly executed and delivered by Buyer, and this Agreement constitutes, and upon their execution the Ancillary Agreements will constitute, legal valid and binding obligations of Buyer, enforceable in accordance with their respective terms, subject to the effect of applicable bankruptcy, insolvency, reorganization or other similar laws affecting the rights of creditors and the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies.

5.3 Brokers or Finders. Buyer has not dealt with any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement. Buyer has not incurred, nor shall it incur, directly or indirectly, any liability for any brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

5.4 Consents. Except as set forth on Section 5.4 of the Buyer Disclosure Schedules, no material consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity which has not been obtained or made by the Buyer is required by or with respect to the Buyer for or in connection with the execution and delivery of this Agreement and the Ancillary Agreements by the Buyer or the consummation by the Buyer of the transactions contemplated hereby or thereby.

5.5 No Conflict. The execution, delivery and performance by the Buyer of this Agreement and the Ancillary Agreements does not or will not, and the consummation by the Buyer of the transactions contemplated hereby and thereby will not, (i) violate any provision of the organizational documents of the Buyer, (ii) subject to obtaining or making the consents and/or filings referred to in Section 5.4 hereof, conflict with or violate any applicable Law or order of any Governmental Entity currently in effect with respect to the Buyer or (iii) violate any provision of, require any third party consents under or result in the termination of any material obligation of the Buyer.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Further Assurances; Reasonable Efforts; Post-Closing Cooperation.

(a) At any time or from time to time after the Closing, at Buyer’s request, at no cost to Buyer and without further consideration, Seller shall execute and deliver to Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Buyer may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to Buyer, and to confirm Buyer’s title to, all of the Assets and, to the full extent permitted by law, to put Buyer in actual possession and operating control of the Assets and to assist Buyer in exercising all rights with respect thereto, and otherwise to cause Seller to fulfill its obligations under this Agreement.

(b) To the extent that Buyer cannot be granted possession in respect of any Assets as of the Closing Date, such Assets shall be held by Seller for and on behalf of Buyer until such time as Buyer is granted possession thereof and during such period Seller shall bear all risk of loss with respect to such assets.

(c) Except for one archival copy to be retained by the Seller’s Law Department or unless otherwise specifically authorized in writing by Buyer, after the Closing, Seller shall not retain or use any Transferred Intellectual Property or any other Asset, or copies of the foregoing, including any software or materials included therein.

(d) Subject to the other provisions of this Agreement, the Parties shall each use commercially reasonable efforts to perform their obligations herein and to take, or cause to be taken or do, or cause to be done, all things necessary, proper or advisable under applicable law to satisfy all conditions to the obligations of the Parties under this Agreement and to cause the transactions contemplated herein to be effected in accordance with the terms hereof and shall cooperate fully with each other and their respective representatives in connection with any steps required to be taken as a part of their respective obligations under this Agreement.

(e) Following the Closing, Seller will afford Buyer, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data in Seller’s possession relating to the Business, the Assets or the Transferred Products with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by Buyer in connection with: (i) the preparation of Tax Returns; (ii) the determination or enforcement of rights and obligations under this Agreement, including without limitation by any Indemnified Party; (iii) compliance with the requirements of any Governmental Entity; or (iv) in connection with any actual or threatened action or proceeding.

6.2 Public Announcements. Neither Party will issue any press release or make any other public announcement relating to the transactions contemplated by this Agreement without the prior consent of the other Party, except as may be required by law or any listing agreement with The Nasdaq Stock Market LLC or any other applicable national securities exchange (in which case Buyer and Seller will first consult with the other Party to the extent reasonably practicable). Notwithstanding the foregoing, following the date hereof, the Parties may disclose the transactions contemplated hereby in earnings releases or discussions with analysts without the prior approval of the other Party.

6.3 Non-Transferable Assets.

(a) To the extent that any of the Assets is not assignable to Buyer because any such attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or default thereof, cause or permit the acceleration or termination thereof or in any way materially and adversely affect the rights of Seller or Buyer thereunder (the “Non-Transferable Assets”), this Agreement will not constitute an assignment of any such Non-Transferable Assets. In such event, Seller and Buyer shall, for the account of Buyer, use their respective reasonable best efforts to obtain such third party consents as soon as practicable following the Closing Date and Buyer shall cooperate with and assist Seller to this end; provided, that Seller shall take no action to seek such consents without prior consultation with or approval by Buyer. If any such consent shall not be obtained despite the Parties’ reasonable best efforts to procure same, then Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer with the benefits intended to be assigned to Buyer with respect to the underlying Asset, including, without limitation, enforcement of any and all rights of Seller against the other Party thereto arising out of the breach or cancellation thereof by such other Party or otherwise. If and only if such reasonable arrangement can be made and mutually approved by the Parties, and except as otherwise provided herein, Buyer agrees to accept the burdens and perform the obligations underlying such Asset. Furthermore, if the other Party’s consent is subsequently obtained, Buyer shall at such time agree to assume all liabilities and obligations thereunder, except for Retained Liabilities. If and to the extent that such arrangement cannot be made, Buyer shall have no obligation with respect to any such Asset.

(b) If, in connection with the transfer, assignment or replacement of the software license agreements disclosed at Section 2.1(b) of the Seller Disclosure Schedules, the licensors require a fee to be paid, then, the Parties agree to share such fee equally and each pay fifty percent (50%) of such fee.

6.4 Post Closing Tax Covenants.

(a) Subject to Section 6.4(c) below, Seller will be responsible for the preparation and filing of all Returns of Seller (including Returns required to be filed after the Closing Date) and such Returns shall be true, complete and correct and prepared in accordance with applicable law in all material respects. Seller will be responsible for and will make all payments of Taxes shown to be due on such Returns.

(b) Buyer will be responsible for the preparation and filing of all Returns it is required to file with respect to Buyer’s ownership or use of the Assets or its operation of the Business attributable to taxable periods (or portions thereof) commencing or after the Closing Date. Such Returns shall be true, complete and correct and prepared in accordance with applicable law in all material respects. Buyer will be responsible for and will make all payments of Taxes shown to be due on such Returns.

(c) In the case of any real or personal property taxes (or other similar Taxes) attributable to the Assets which returns cover a taxable period commencing before the Closing Date and ending thereafter (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Buyer and Seller on a per diem basis. The Party required by law to file a Tax Return with respect to such taxes shall do so within the time period prescribed by law, and the other Party shall promptly reimburse such Party for the portion of any such Straddle Period Taxes attributed to the other Party pursuant to this Section 6.4(c) upon receipt of notice that such Straddle Period Taxes have been paid.

(d) To the extent relevant to the Business or the Assets, each Party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. Seller shall retain all documents, including prior years’ Returns, supporting work schedules and other records or information with respect to all sales, use and employment tax returns and, absent the receipt by Seller of the relevant tax clearance certificates, shall not destroy or otherwise dispose of any such records for six (6) years after Closing without the prior written consent of Buyer.

6.5 Non-Competition Obligation.

(a) In partial consideration of the payment of the Purchase Price, without the prior written consent of Buyer, Seller and its Affiliates shall not directly or indirectly (other than on behalf of Buyer):

(i) for a period of two (2) years from the Closing Date, engage in a Competitive Business Activity, or participate in the financing, operation, management or control of any Person, firm, partnership, corporation, entity or business engaged in a Competitive Business Activity; provided, however, that any Affiliate of the Seller shall be permitted to continue to engage in all business activities, including any Competitive Business Activity in which Seller and its Affiliates are engaged on the Closing Date and which are evidenced in any of the books and records of the Seller of any Affiliate of the Seller on or before the Closing Date.

(ii) For a period of two (2) years from the Closing Date, re-hire any Transferred Employee or directly or indirectly solicit, encourage or take any other action to induce or encourage any Transferred Employee to terminate his or her employment with Buyer, except (a) as a result of the use of a general solicitation (such as an advertisement) not specifically directed to any Transferred Employee; (b) if the Transferred Employee or his/her agent initiated the contact with Seller for purposes of discussing any potential employment; and (c) except in the case of any Transferred Employee terminated by Buyer.

(iii) use, disclose or reveal to any Person, any confidential information relating to the Assets; provided, however, that the obligations of this clause (iii) shall terminate with respect to any business information that does not constitute a trade secret under applicable law upon the expiration of three (3) years after the Closing Date. In the event that Seller or any of its agents, representative, Affiliates, employees, officers or directors becomes legally compelled to disclose any such confidential information, Seller shall provide Buyer with prompt written notice of such requirement so that Buyer may, at Buyer’s complete discretion, seek a protective order or other remedy or waive compliance with this Section 6.5(a)(iii) in the event that such protective order or other remedy is not obtained; if Buyer waives compliance with this

Section 6.5(a)(iii), Seller shall seek to furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any confidential information that, at the time of disclosure, is available publicly.

(b) Notwithstanding anything in this Section 6.5 to the contrary:

(i) This Section 6.5 shall not prohibit Seller or any of its Affiliates from purchasing products that are directly competitive with the Transferred Products or from designing, developing, manufacturing, or selling other products, systems or solutions that may incorporate products that are directly competitive with the Transferred Products as components.

(ii) This Section 6.5 shall not prohibit Seller or any of its Affiliates from (x) acquiring or owning securities held as investments of any pension fund of Seller or any employee benefit plan of Seller; or (y) acquiring or owning less than ten percent (10%) of any class of securities (as determined at the time of acquisition), of a Person engaged in a Competitive Business Activity so long as Seller and its Affiliates do not have the right to designate a representative to the board of directors, executive committee or other decision-making body of such Competitive Business Activity.

(iii) This Section 6.5 shall not prohibit Seller of any of its Affiliates from acquiring control, directly or indirectly, of any Person that owns, controls, manages or participates in the ownership, control or management of a Competitive Business Activity whose gross revenues derived from the manufacture and sale of products that are directly competitive with the Transferred Products during the fiscal year preceding such acquisition constituted less than twenty percent (20%) of the consolidated gross revenues of such Person for such period; provided, however, that if the gross revenues derived from the design, development, manufacture and sale of products that are directly competitive with the Transferred Products by such Competitive Business Activity during the fiscal year preceding such acquisition were in excess of Thirty Million dollars ($30,000,000), then Seller will use commercially reasonable efforts to divest the portion of such business constituting a Competitive Business Activity within eighteen (18) months after such acquisition.

(c) The Parties agree that in the event of a breach or threatened breach by Seller of any of the covenants set forth in this Section 6.5, monetary damages alone would be inadequate to fully protect Buyer from, and compensate Buyer for, the harm caused by such breach or threatened breach. Accordingly, Seller agrees that if it breaches or threatens breach of any provision of this Section 6.5, Buyer shall be entitled to, in addition to any other right or remedy otherwise available, the right to seek injunctive relief restraining such breach or threatened breach and to specific performance of any such provision of this Section 6.5.

6.6 Employee Matters.

(a) Seller has not and shall not directly or indirectly take any action which is intended to prevent or discourage, or has the effect of preventing or discouraging, any Transferred Employee from accepting Buyer’s offer of at-will employment or from continuing to be employed by the Buyer following the Closing. Seller hereby agrees to waive any condition or restriction which it may have the contractual right to impose on the hiring and employment of Transferred Employees by Buyer.

(b) Through at least January 25, 2008, Buyer will provide the Transferred Employees with compensation and benefits that are no less favorable in the aggregate than those provided under Seller’s compensation and benefit plans, programs, policies, practices and arrangements in effect at the Closing. In addition, as soon as reasonably practicable following the Closing Date, without any material waiting time, all Transferred Employees shall be permitted to participate in any and all plans, programs and arrangements of Buyer and its Affiliates relating to compensation and employee benefits (each, a “Buyer Benefits Plan”). Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude Buyer from terminating the employment of any Transferred Employee for any reason for which Seller could have terminated such Employee prior to the Closing.

(c) Under the Buyer Benefits Plans (other than equity compensation plans) each Transferred Employee will be credited with his or her years of service with the Seller and its Affiliates before the Closing (including predecessor or acquired entities or any other entities for which the Seller and its Affiliates have given credit for prior service) for purposes of eligibility and vesting.

For purposes of each Buyer Benefits Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Buyer will cause all pre-existing condition exclusions and actively-at-work requirements of such Buyer Benefits Plan to be waived for such Transferred Employee and his or her covered dependents, and the Buyer will provide such Transferred Employee and his or her covered dependents credit for deductibles, coinsurance, and other expenses taken into account for purposes of maximum out-of-pocket requirements during the portion of the plan year of the Seller’s comparable Employee Plans ending on the Closing Date for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents for the applicable plan year under such Buyer Benefits Plan.

(d) Seller agrees and acknowledges that the selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-3(a)) of which it is a part (the “Selling Group”) will continue to offer a group health plan to employees after the Closing Date and, accordingly, that Seller and the Selling Group shall be solely responsible for providing continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) to those individuals who are M&A qualified beneficiaries (as defined in Treasury Regulation

Section 54.4980B-9, Q&A-4(a)) with respect to the transactions contemplated by this Agreement (collectively, the “M&A Qualified Beneficiaries”). Seller shall indemnify, defend and hold harmless Buyer for, from and against any and all claims, liabilities, losses, costs and expenses (including attorney’s fees) relating to, arising out of, or resulting from any and all COBRA obligations, liabilities and claims related to M&A Qualified Beneficiaries and all other qualified beneficiaries (as defined in Code Section 4980B(g)(1)) with respect to Sellers’ group health plans. Seller further agrees and acknowledges that in the event that the Selling Group ceases to provide any group health plan to any employee prior to the expiration of the continuation coverage period for all M&A Qualified Beneficiaries (pursuant to Treasury Regulation Section 54.4980B-9, Q&A-8(c)), then Seller shall provide Buyer with (a) written notice of such cessation as far in advance of such cessation as is reasonably practicable (and, in any event, at least thirty (30) days prior to such cessation), and (b) all information necessary or appropriate for Buyer to offer continuation coverage to such M&A Qualified Beneficiaries.

(e) Buyer shall (i) credit each of the Transferred Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Transferred Employee has accrued but not yet used or cashed out as of the Closing Date under Seller vacation and sick leave policies as in effect immediately prior to the Closing Date, and (ii) allow each of the Transferred Employees to use such accrued vacation and sick leave days at such times as each would have been allowed under Seller vacation and sick leave policies as in effect immediately prior to the Closing Date, subject in all other respects to the terms and conditions of Buyer’s vacation and sick leave policies as in effect from time to time.

(f) After the Closing Date and only insofar as relates to the Assets or the Business, Seller agrees that it shall not enforce or seek to enforce any non-disclosure, confidentiality or similar agreement Seller may have entered into with any of the Transferred Employees.

6.7 Preservation of Books and Records. For a period of six (6) years from the Closing Date:

(a) Buyer shall not dispose of or destroy any of the “Books and Records” without first offering to turn over possession thereof to Seller by written notice to Seller at least ten (10) days prior to the proposed date of such disposition or destruction.

(b) Buyer shall allow Seller and its agents access to all Books and Records on reasonable notice and at reasonable times at the Buyer’s principal place of business or at any location where any Books and Records are stored, and Seller shall have the right, at their own expense, to make copies of any Books and Records; provided, however, that any such access or copying shall be had or done in such a manner so as not to unduly interfere with the normal conduct of Buyer’s business. Notwithstanding anything to the contrary contained in this Section 6.7, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with this Section 6.7 shall be subject to applicable rules relating to discovery.

6.8 Additional Intellectual Property Rights.

(a) In the event that at any time or from time to time after the Closing, Seller or Buyer identifies any Intellectual Property or Registered IP owned by Seller and used exclusively or primarily by Seller in the conduct of the Business as currently conducted that was not transferred to Buyer as of Closing or Intellectual Property which was inadvertently or otherwise mistakenly transferred to Buyer as of the Closing, Buyer and Seller shall cooperate to deliver such Intellectual Property or Transferred Intellectual Property either to Buyer or back to Seller as the case may be. Seller shall render all cooperation and assistance that may be reasonably requested by Buyer with respect to any application or registration (including without limitation the filing and prosecution of any patent applications) relating to the Transferred Intellectual Property.

(b) To the extent that Seller or any of its Affiliates owns any rights in any Intellectual Property or any Registered IP which encompasses the same subject matter as the Transferred Intellectual Property or the Transferred Products, Seller and its Affiliates shall not assert that the Transferred Intellectual Property or the Transferred Products infringe or misappropriate any such Intellectual Property or Registered IP.

6.9 No Retention of Assets. After Closing, Seller shall not retain or use, except as relates to the MTA Services as provided in Section 6.10(c) below, any Transferred Intellectual Property or any other Assets, or any copies of the foregoing, including without limitation any software or other technology included therein.

6.10 Sublease Agreement; Transition Services; MTA Services.

(a) During the period following the Closing through the term of the Sublease Agreement, and at no additional cost to the Buyer (notwithstanding the Allocation), Seller agrees to and shall:

(i) Provide to Buyer a secure and functional workspace at the Evans Road Facility. Such secure and functional workspace shall consist of the areas at the Evans Road Facility in which Seller Employees have traditionally performed their duties and the “staging areas” contiguous thereto (the “Avanex Exclusive Area”) as described in the Sublease Agreement. In connection with the provision of such workplace, Buyer and Seller shall enter on or before the Closing Date a Sublease Agreement in the form attached hereto as Exhibit D (the “Sublease Agreement”), to be effective upon the Closing Date.

(ii) Provide to Buyer an IT network at the Avanex Exclusive Area based on agreed upon specifications and design (the “IT Network”). The IT Network shall include a T1 line, and shall be separate from the existing Seller network and from the existing

Northrop network. Seller shall be responsible for the purchase and set up of the necessary equipment for the IT Network and shall maintain the Seller’s existing service contract associated with such IT Network.

(iii) Provide to Buyer a telephone system at the Avanex Exclusive Area for Buyer’s employees based on agreed upon specifications (the “Telephone System”). Seller shall be responsible for the purchase and set-up of the necessary equipment for the Telephone System.

(iv) Provide to Buyer all customary utilities to the Avanex Exclusive Area required for Buyer to operate the Business.

(v) Install a security system and additional security features as necessary at Evans Road Facility, such that the Avanex Exclusive Area can be maintained by Buyer as a functionally separate area with a locked entrance accessible only to Buyer’s employees, as described further in Exhibit A of the Sublease Agreement (the “Facility Modifications”). Seller shall be responsible for removing the Facility Modifications after the first (1st) anniversary of the Closing Date, if necessary, to return the Evans Road Facility to the landlord, and for the costs associated therewith.

(vi) Provide custodial services to the Avanex Exclusive Area consistent with the services provided to Seller prior to Closing Date for the duration of the Sublease Agreement. Seller shall provide to Buyer all information reasonably requested by Buyer as to who shall be performing such custodial services and the personnel who will be given access to the Avanex Exclusive Area in connection therewith.

(vii) Transfer licenses for and provide full access to all software that is being transferred as provided by this Section 6.10, including Arena Solutions (PDM).

(viii) Provide Buyer employees at the Evans Road Facility with reasonable access, upon request by Buyer, to certain equipment that Seller owns and uses at the Evans Road Facility that is manufactured by Fujikura and is listed on Schedule 2.2(g) of the Seller Disclosure Schedules. Such access shall be provided during normal business hours and for a minimum period of time no less than two (2) hours per business day.

(b) In the event that Seller does not fulfill its obligations to Buyer as provided in Section 6.10(a) at any time on or after the Closing and through the term of the Sublease Agreement, Seller shall provide to Buyer, at no additional cost to Buyer (notwithstanding the Allocation), equivalent services by permitting Buyer to make full use of Seller’s resources at the Evans Road Facility as necessary to operate the Business until such time as Seller fulfills Seller’s obligations to Buyer as provided in this Section 6.10(a).

(c) For the period following the Closing through the term of the Sublease Agreement, upon request by Seller, Buyer shall, to the extent reasonably practical, make available to Seller services by the Transferred Employees with respect to the MTA product line. Such services shall be provided during normal business hours and for a maximum period of time no more than five (5) hours per week. Buyer shall invoice Seller (and Seller shall promptly pay such invoices) for the cost of such services, to be invoiced at the loaded labor rate of the Transferred Employee(s) providing such services.

6.11 Mail; Payments.

(a) Seller authorizes and empowers Buyer on and after the Closing Date to receive and open all mail and other communications received by Buyer relating to the Business and to deal with the contents of such mail and other communications in good faith and in a proper manner. Seller shall promptly deliver to Buyer any mail or other communication received by Seller after the Closing Date pertaining to the Business.

(b) Within five (5) business days, Seller shall pay or deliver to Buyer any monies or checks which have been mistakenly sent after the Closing Date by customers to Seller and which have been sent to Seller.

(c) Within five (5) business days, Buyer shall pay or deliver to Seller any monies or checks which have been mistakenly sent after the Closing Date to Buyer and which should have been sent to Seller.

6.12 Confidentiality.

The Parties covenant and agree that neither they nor any of their respective Affiliates or representatives shall at any time disclose, directly or indirectly, any of the terms or conditions of this Agreement to any other third party, except (a) with the other Party’s prior written consent, (b) if the disclosure thereof is required by applicable law, regulation, legal process or stock exchange regulation, in which case the disclosing Party shall use commercially reasonable efforts to give prior written notice to the non-disclosing Party of such required disclosure, (c) in connection with the enforcement of its rights or satisfaction of their obligations hereunder, (d) in the context of a bona fide due diligence review in connection with a transaction with a third party; provided however, that the party conducting such diligence review has entered into a confidentiality agreement with such disclosing Party.

6.13 Import Compliance.

As of the Closing Date Buyer shall cease using the U.S. Importer of Record numbers and bonds of Seller and its Affiliates and shall instead use its own import numbers and bonds, and Buyer shall indemnify Seller and its Affiliates from any duties, assists, claims, fees, penalties, costs, and other expenses arising from Buyer’s use of the U.S. Importer of Record numbers and bonds of Seller and its Affiliates; provided, however, in any claim for indemnification by Seller against Buyer pursuant to this section, such claim shall be in all cases subject to the provisions of Section 7.2 of this Agreement.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES;

INDEMNIFICATION

7.1 Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties covenants and agreements of each Party contained in this Agreement (as supplemented by the Disclosure Schedules), shall survive the Closing until twelve (12) months following the Closing Date; provided, however that (a) the representations and warranties contained in Section 4.11 (Taxes) shall survive until the close of business on the sixtieth (60th) day following the expiration of the applicable statute of limitations or sixty (60) days after the date at which the relevant tax notice has become unappealable and binding under the relevant jurisdiction, whichever period is shorter; (b) the covenants contained in Section 6.5 (Non-Competition Obligation), Section 6.6(b) (Employee Matters) and Section 6.7 (Preservation of Books and Records) shall survive for the periods of time provided therein; and (c) the covenants contained in Section 6.8 (Additional Intellectual Property Rights), Section 6.12 (Confidentiality), and Section 6.13 (Import Compliance) shall be perpetual. The expiration or termination of any representation or warranty pursuant to this Section 7.1(a) shall not affect any claim for indemnification under this Section 7.1(a) if an Indemnification Notice is received prior to the date of expiration or termination of such representation or warranty.

7.2 Indemnification.

(a) Subject to the provisions of this Section 7.2, (i) Seller hereby agrees to indemnify and hold harmless the Indemnified Parties of Buyer from and against any and all Losses which are incurred or suffered by the Indemnified Parties of Buyer or any of them by reason of a Buyer Indemnification Event and (ii) Buyer hereby agrees to indemnify the Indemnified Parties of Seller from and against any and all Losses which are incurred or suffered by the Indemnified Parties of Seller or any of them by reason of a Seller Indemnification Event.

(b) Definitions. For purposes of this Section 7.2, the following terms shall have the meanings set forth below:

(i) a “Buyer Indemnification Event” is (w) the failure of any representation or warranty made by Seller to be true and correct as of the date made, (x) the breach of any covenant or agreement made by Seller in this Agreement, (y) the incurrence of any Losses by any of the Indemnified Parties of Buyer relating to, arising from or in connection with the Retained Liabilities, or (z) the incurrence of any Losses by any of the Indemnified Parties of Buyer arising out of Seller’s ownership or operation of the Transferred Assets before the Closing;

(ii) a “Seller Indemnification Event” is (w) the failure of any representation or warranty made by Buyer to be true and correct as of the date made, (x) the breach of any covenant or agreement made by Buyer in this Agreement, (y) the incurrence of any

Losses by any of the Seller Indemnified Parties relating to, arising from or in connection with the Assumed Liabilities, or (z) the incurrence of any Losses by any of the Seller Indemnified Parties arising out of Buyer’s ownership or operation of the Transferred Assets or employment of the Transferred Employees from and after the Closing, except to the extent the same is a Retained Liability;

(iii) an “Indemnification Event” is either a Buyer Indemnification Event or a Seller Indemnification Event as the context may require;

(iv) an “Indemnification Notice” is a written notice in reasonable detail delivered to the Seller Indemnified Parties by the Buyer, or to the Buyer Indemnified Parties by the Seller, as applicable, stating a demand for indemnification in accordance with this Section 7.2; and

(v) “Losses” are any and all losses, damages, liabilities, obligations, costs, demands, claims, actions, causes of action, and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) sustained, suffered or incurred by the Party seeking indemnification as a result of any Indemnification Event; provided, however, that Losses shall not include consequential damages, special damages, punitive damages or lost profits, except to the extent such consequential damages, special damages, punitive damages or lost profits are in connection with a third-party claim.

(c) Deductible. Except for Indemnification Events involving fraud and Indemnification Events involving the Retained Liabilities, an Indemnified Party shall not be entitled to recover any amount for any Indemnification Events, until and unless the amount of Losses which such Indemnified Party is entitled to recover in respect of such claims exceeds, in the aggregate One Hundred Thousand dollars ($100,000) (the “Deductible”), in which event, subject to paragraph (d) below, the entire amount of Losses which the Indemnified Party is entitled to recover in respect of such claims shall be payable.

(d) Cap. Except for Indemnification Events involving fraud and Indemnification Events involving the Retained Liabilities, the maximum aggregate amount recoverable by an Indemnified Party for any and all Indemnification Events shall in the aggregate be equal to fifty percent (50%) of the Purchase Price.

(e) Procedure.

(i) In the event that a Party shall incur or suffer any Losses (or shall reasonably anticipate that it shall suffer any Losses) in respect of which indemnification may be sought by such Party (an “Indemnified Party”) pursuant to the provisions of this Section 7.2 from the other Party (an “Indemnifying Party”), the Indemnified Party shall submit to the Indemnifying party an Indemnification Notice stating the nature and basis of such claim. In the case of Losses arising by reason of any third-party claim, the Indemnified Party shall be entitled to indemnification in accordance with Section 7.2 regardless of whether the third-party claim has merit, so long as the claim alleges facts constituting an Indemnification Event. Moreover, in the case of Losses arising by reason of any third-party claim, the Indemnification Notice shall be given within thirty (30) days of the filing or other written assertion of any such claim against the Indemnified Party, but the failure of the Indemnified Party to give the Indemnification Notice within such time period shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to the Indemnified Party, except to the extent that the Indemnifying Party is prejudiced thereby.

(ii) The Indemnified Party shall provide to the Indemnifying Party on request all information and documentation in the Indemnified Party’s possession that is reasonably necessary to support and verify any Losses which the Indemnified Party believes give rise to a claim for indemnification hereunder and shall give the Indemnifying Party reasonable access to all books, records and personnel in the possession or under the control of the Indemnified Party which would have bearing on such claim.

(iii) In the case of third-party claims with respect to which an Indemnification Notice is given, the Indemnifying Party shall have the option (x) to conduct any proceedings or negotiations in connection therewith, (y) to take all other steps to settle or defend any such claim and (z) to employ counsel of the Indemnifying Party’s choosing to contest any such claim in the name of the Indemnified Party or otherwise: provided, that, no settlement shall be effected without the advance written consent of the Indemnified Party unless there is no finding or admission of any violation of law by the Indemnified Party or any violation of the rights of any person by the Indemnified Party, and the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. The Indemnified Party shall be entitled to participate at its own expense and by its own counsel in any proceedings relating to any third-party claim, and the Indemnified Party shall be entitled to participate with counsel of its own choice at the expense of the Indemnifying Party if representation of both Parties by the same counsel presents a conflict of interest or is otherwise inappropriate under applicable standards of professional conduct. The Indemnifying Party shall, within thirty (30) days of receipt of the Indemnification Notice, notify the Indemnified Party of its intention to assume the defense of any such claim. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any such claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or shall fail to notify the Indemnified Party within thirty (30) days after receipt of the Indemnification Notice of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend such claim. The expenses of all proceedings, contests or lawsuits in respect of any such claims (other than those incurred by the Indemnified Party which are referred to in the second sentence of this subparagraph (iii)) shall be borne by the Indemnifying Party but only if the Indemnifying Party is responsible pursuant hereto to indemnify the Indemnified Party in respect to such claim and, if applicable, only to the extent required by this Section 7.2. Regardless of which Party shall assume the defense of the claim, the Parties agree to cooperate fully with one another in connection therewith.

(f) No Limitation on Right to Contest. Nothing in this Section 7.2 shall be construed as a limitation on the Indemnifying Party’s right to contest in good faith whether the Indemnified Party is entitled to indemnification pursuant to this Section 7.2 with respect to a particular claim.

(g) Sole Remedy. Except in the case of fraud, the indemnification provided for in this Section 7.2 shall be the sole and exclusive remedy of any Indemnified Parties, whether in contract, tort or otherwise, for all matters arising under or in connection with this Agreement and the transactions contemplated hereby, including, without limitation, for any inaccuracy or breach of any representation, warranty, covenant or agreement set forth herein; provided, that, nothing contained herein shall prevent any Party from seeking equitable remedies (including specific performance or injunctive relief) in connection therewith.

(h) Subrogation. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Section 7.2, the Indemnifying Party shall be subrogated to the extent of such payment, to any rights which the Indemnified Party may have against any third-parties with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall assign any such rights to the Indemnifying Party.

ARTICLE VIII

GENERAL

8.1 No Third Party Beneficiaries. Nothing contained in this Agreement shall be construed to confer upon or give to any Person or entity other than the Parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

8.2 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by commercial messenger or courier service, or when sent via facsimile and receipt is confirmed on the Party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail registered or certified, postage prepaid, and properly addressed as follows:

If to Buyer:

Avanex Corporation

40919 Encyclopedia Circle

Fremont, CA 94538

Attention: Chief Financial Officer

Telephone: (510) 897-4312

Fax: (510) 897-4189

With a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: David J. Segre

Telephone: (650) 493-9300

Fax: (650) 496-4367

If to Seller:

Essex Corporation

1840 Century Park East

Los Angeles, CA 90067-2199

Attention: Treasurer

Fax: (310)-201-3088

With a copy to:

Essex Corporation

1840 Century Park East

Los Angeles, CA 90067-2199

Attention: General Counsel

Fax: (310) 553-2076

8.3 Binding Effect. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto, and their respective successors, assigns, heirs, executors and personal representatives.

8.4 Entire Agreement; Modification; Waiver.

(a) This Agreement, together with the schedules and exhibits attached to this Agreement and other documents delivered pursuant hereto, sets forth the entire agreement of the Parties hereto with respect to the matters contained herein and no prior or contemporaneous agreement or understanding pertaining to any such matter shall be effective for any purpose. No supplement, modification or amendment to this Agreement or the schedules or the exhibits thereto shall be binding unless executed in writing by both of the Parties. No waiver of any of the provisions of this Agreement or the schedules or the exhibits thereto shall be deemed, or shall constitute, any waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

(b) The Mutual Confidentiality Agreement by and between Seller and Buyer dated as of April 23, 2007 shall remain in full force and effect.

8.5 Dispute Resolution.

(a) In the event of a dispute arising under or relating to this Agreement, the Agreement, or the transactions contemplated hereby or thereby, each Party to the dispute will attempt to negotiate a resolution to the dispute in good faith for not less than ten (10) business days. If no such agreement can be reached after good faith negotiation, either Party may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both Parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Buyer and Seller shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator, each of which arbitrators shall be independent and have at least ten years relevant experience. However, if either Buyer or Seller fails to designate an arbitrator within fifteen (15) calendar days after the filing of a demand for arbitration (or similar document), the arbitration shall proceed with the one arbitrator timely designated. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the Parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim shall be binding and conclusive upon the Parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions that shall set forth the award, judgment, decree or order awarded by the arbitrators. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction.

(b) Any such arbitration shall be held at a location mutually agreeable to the Parties in California under the rules then in effect of the American Arbitration Association. In any arbitration hereunder between the Indemnified Parties on one hand and the Seller on the other hand, the Indemnified Parties shall be deemed to be the non-prevailing Party in the event that the arbitrators award such Parties less than the sum of one-half (1/2) of the disputed amount plus any amounts not in dispute; otherwise, the Seller and/or any third-party with rights arising hereunder shall be deemed to be the non-prevailing Party. The non-prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration, and the expenses, including without limitation, reasonable attorneys’ fees and costs, incurred by the other Party to the arbitration.

8.6 Attorneys’ Fees. In any action between the Parties hereto seeking enforcement of any of the terms and provisions of this Agreement, the prevailing Party in such action shall be entitled, in addition to damages, injunctive or other relief, to its reasonable costs and expenses, and reasonable attorneys’ fees.

8.7 Expenses. Each of the Parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement, the Agreement, all the schedules, and the exhibits hereto, whether or not the transactions are consummated.

8.8 Construction; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

8.9 Assignment. This Agreement shall be binding upon and inure solely to the benefit of the Parties named herein and their respective successors and assigns. No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Party, which may be withheld in the other Party’s sole discretion.

8.10 Relationship. The relationship of the Parties to this Agreement is determined solely by the provisions of this Agreement. This Agreement does not create any agency, partnership, joint venture or trust.

8.11 Remedies. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

8.12 Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

8.13 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.14 Interpretation, Rules of Construction.

References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes,” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Unless otherwise indicted, references in this Agreement to dollars are to U.S. dollars.

8.15 Headings.

The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.16 Bulk Transfer Laws.

Buyer hereby waives compliance by Seller and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Assets and Seller shall indemnify the Indemnified Parties of Buyer with respect hereto; provided, however, in any claim for indemnification by Buyer against Seller pursuant to this section, such claim shall be in all cases subject to the provisions of Section 7.2 of this Agreement.

8.17 Waiver of Jury Trial.

Each Party hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto as of the date first above written.

AVANEX CORPORATION

By:	/s/ Patrick L. Edsell
Name:	Patrick L. Edsell
Title:	Sr. VP and General Manager

ESSEX CORPORATION

By:	/s/ James L. Sanford
Name:	James L. Sanford
Title:	President

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